UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Annual General Meeting Results

On May 23, 2024, Paysafe Limited (“we,” “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Meeting”). The following below are the voting results on the matters voted upon at the Meeting, all of which are described more fully in our 2024 Proxy Statement.

•
Daniel Henson received a plurality of the votes cast and has been elected as a Class III director in accordance with the Company’s Bye-laws, so to hold office until the 2027 annual general meeting of shareholders;

•
Anthony Jabbour received a plurality of the votes cast and has been elected as a Class III director in accordance with the Company’s Bye-laws, so to hold office until the 2027 annual general meeting of shareholders;

•
Eli Nagler received a plurality of the votes cast and has been elected as a Class III director in accordance with the Company’s Bye-laws, so to hold office until the 2027 annual general meeting of shareholders;

•
Peter Rutland received a plurality of the votes cast and has been elected as a Class III director in accordance with the Company’s Bye-laws, so to hold office until the 2027 annual general meeting of shareholders; and

•
Our shareholders approved the re-appointment of Deloitte & Touche, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2024 and authorized our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2024.

This report on Form 6-K and our previous report on Form 6-K filed with the SEC on May 14, 2024 shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-263910), Form S-8 (No. 333-256692), Form S-8 (No. 333-270582), and Form S-8 (No. 333-279401) of the Company and the prospectuses incorporated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 24, 2024	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer